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                             November 15, 2022

       Lars Barstad
       Principal Executive Officer
       Frontline Ltd.
       Par-la-Ville Place
       14 Par-la-Ville Road
       Hamilton, HM 08, Bermuda

                                                        Re: Frontline Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed November 1,
2022
                                                            File No. 333-267407

       Dear Lars Barstad:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form F-4

       Taxation
       Material Tax Consequences of the Redomiciliation, page 108

   1. We note your disclosure that in relation to Cyprus tax law provisions, no taxing circumstances arise at
the time of the Redomiciliation of Frontline (Cyprus) and,
                                                        consequently, no tax
liabilities arise as a result of any provision under Cyprus tax law.
                                                        However, we note that
your Cyprus tax opinion filed in Exhibit 8.2 provides that the statements under the
captions    Material Tax Consequences of the Redomiciliation    and
                                                           Taxation   Cyprus
Taxation" is "accurate in all material respects." This statement fails to identify the specific
tax issue on which counsel is opining. Please have your
                                                        Cyprus counsel file a
revised opinion that opines on the tax consequences of the
 Lars Barstad
Frontline Ltd.
November 15, 2022
Page 2
      transaction, not the manner in which they are described in the prospectus. See Item
      601(b)(8) of Regulatory S-K and for guidance, refer to Section III.C of Staff Legal
      Bulletin No. 19 (October 14, 2011).
       Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Kevin Dougherty,
Staff Attorney at 202-551-3271 with any questions.



                                                           Sincerely,
FirstName LastNameLars Barstad
                                                           Division of
Corporation Finance
Comapany NameFrontline Ltd.
                                                           Office of Energy &
Transportation
November 15, 2022 Page 2
cc:       Keith Billotti
FirstName LastName